Exhibit (d)(2)

SCHEDULE A

As of [  ]

PORTFOLIO	EFFECTIVE DATE OF AGREEMENT	CONTRACTUAL RATE OF MANAGEMENT FEES
Calvert International Responsible Index ETF	Effective Date: January 18, 2023	0.18% of average daily net assets
Calvert Ultra-Short Investment Grade ETF	Effective Date: January 18, 2023	0.24% of average daily net assets
Calvert US Large-Cap Core Responsible Index ETF	Effective Date: January 18, 2023	0.15% of average daily net assets
Calvert US Large-Cap Diversity, Equity and Inclusion Index ETF	Effective Date: January 18, 2023	0.14% of average daily net assets
Calvert US Mid-Cap Core Responsible Index ETF	Effective Date: January 18, 2023	0.15% of average daily net assets
Calvert US Select Equity ETF	Effective Date: January 18, 2023	0.29% of average daily net assets
Eaton Vance Total Return Bond ETF	Effective Date: [ ]	0.32% of average daily net assets
Eaton Vance Short Duration Municipal Income ETF	Effective Date: [ ]	0.19% of average daily net assets

Sch. A-1